Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in £ millions)

Earnings:
Pretax income before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	6,663	7,683	3,076	7,827	6,611

Add: fixed charges	865	850	883	842	895
Add: distributed income of income from equity investees	46	25	18	17	12

Less: preference security dividend	—	—	—	—	—
Less: non-controlling interest in pre-tax income (1)(2)	6	4	12	4	6

Total earnings	7,568	8,554	3,965	8,682	7,512

Fixed charges:

Interest expense	808	799	831	783	843

Interest within rental expense (1/3 of rentals)	57	51	52	59	52

Preference security dividend (2)	—	—	—	—	—

Total fixed charges	865	850	883	842	895

Ratio of Earnings to Fixed Charges	8.7	10.1	4.5	10.3	8.4

(1)	Non-controlling interest, excluding those having fixed charges.
(2)	Grossed up at effective tax rate of 29.11%, 29.10%, 41.31%, 28.16% and 29.24% for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 respectively.